Freelancers LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	32,393.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$32,393.38**
NET CASH INCREASE FOR PERIOD	$32,393.38
CASH AT END OF PERIOD	$32,393.38

Freelancers LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	1,036,481.95
Total Income	**$1,036,481.95**
Cost of Goods Sold	
Cost of goods sold	821,980.00
Total Cost of Goods Sold	**$821,980.00**
GROSS PROFIT	**$214,501.95**
Expenses	
Advertising & marketing	142,275.43
Contract labor	10,752.00
General business expenses	0.00
Bank fees & service charges	236.00
Total General business expenses	**236.00**
Meals	39.54
Office expenses	0.00
Software & apps	512.57
Total Office expenses	**512.57**
Payroll expenses	27,238.61
Supplies	211.98
Uncategorized Expense	847.20
Total Expenses	**$182,113.33**
NET OPERATING INCOME	**$32,388.62**
Other Income	
Interest earned	4.76
Total Other Income	**$4.76**
NET OTHER INCOME	**$4.76**
NET INCOME	**$32,393.38**

Freelancers LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - 7176 - 1	28,052.09
Event	4,341.29
Total Bank Accounts	**$32,393.38**
Total Current Assets	**$32,393.38**
TOTAL ASSETS	**$32,393.38**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	0.00
Net Income	32,393.38
Total Equity	**$32,393.38**
TOTAL LIABILITIES AND EQUITY	**$32,393.38**